Exhibit 1

NEWS

For Release: IMMEDIATE

Hadera Paper Ltd.
Completion of Carmel Transaction

Hadera, Israel, August 25, 2008 – Hadera Paper Ltd. (AMEX:AIP) [AIPM] announced today that following the Company’s previous announcements, regarding the signing of an agreement for the acquisition of holdings of Carmel Containers Systems Ltd. (“Carmel”, an affiliated company)held by Mr. Robert Kraft and by a number of additional shareholders in Carmel, the Company announces that the transaction was completed. As of the completion of the transaction, the Company holds approximately 89.3% of Carmel’s shares.

Contact:
Lea Katz, Adv.
Corporate Secretary and Chief of Legal Department
Hadera Paper Ltd. Group
Tel:+972-4-6349408
Leak@hadera-paper.co.il